[Letterhead of Baker McKenzie, LLP]

VIA EDGAR

February 26, 2010

Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:        Redwood Mortgage Investors VII,
              a California Limited Partnership
              Form 10-K for the year ended December 31, 2008
              File No. 0-19992

Dear Ms. Barberich:

We represent Redwood Mortgage Investors VII, a California Limited Partnership (the “Partnership”).  This letter is in reference to the comment letter, dated January 6, 2010, from the staff of the Securities and Exchange Commission, related to the above filing.

As I discussed with Duc Dang, SEC Staff Attorney, the Partnership would like additional time to respond to this comment letter and consequently the Partnership plans to send its response by or before March 12, 2010.  Please contact me know if this schedule is in any way a problem.

Sincerely,

/s/ Stephen J. Schrader

Stephen J. Schrader